SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 3)(1)

                       Natus Medical Incorporated (BABY)
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   639050103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Fund
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 25, 2004
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639050103                     13D                   Page 2 of 16 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    679,796 common shares (4.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           679,796
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,305,157 shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 639050103                     13D                   Page 3 of 16 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    239,050 common shares (1.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           239,050
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,305,157 shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 639050103                     13D                   Page 4 of 16 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    249,900 common shares (1.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           249,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,305,157 shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 639050103                     13D                   Page 5 of 16 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    64,811 common shares (0.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           64,811
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,305,157 shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 639050103                     13D                   Page 6 of 16 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    71,600 common shares (0.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           71,600
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,305,157 shares (7.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 639050103                       13D                 Page 7 of 16 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070.
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      Name -

         The D3 Family Fund, L.P. is a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers.

(b)      Residence or business address;

         Located at 19605 N.E. 8th St., Camas, Washington 98607

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         No convictions or administrative proceedings as described in 2 (d) and
         (e).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         N/A

(f)      Citizenship.

         US
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Though Mr. Nierenberg will be completing his final term as a director of Natus on June 11, we continue to be enthusiastic owners and acquirers of the shares. We believe that Jim Hawkins, Natus' new CEO, brings an intensified emphasis on both profitability and growth to the company and that his efforts will be supported by a stronger board of directors.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

         D3 Family Fund has 679,796 common shares 4.1%.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         D3 Family Fund owns and has sole voting power over 679,796 common shares of BABY.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less, by the persons named in response to paragraph (a). Instruction: The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
         (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         Date                  Shares Bought                   Price
         ----                  -------------                   -----
         5/27/2004             95,400                          $5.14

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

         N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         N/A
________________________________________________________________________________

CUSIP No. 639050103                    13D                    Page 8 of 16 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2004                    DAVID NIERENBERG
                                       ----------------
                                       David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of The D3
                                       Family Fund, L.P.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

CUSIP No. 639050103                       13D                 Page 9 of 16 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070.
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      Name -

         The D3 Family Retirement Fund, L.P. is a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers.

(b)      Residence or business address;

         Located at 19605 N.E. 8th St., Camas, Washington 98607

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         No convictions or administrative proceedings as described in 2 (d) and
         (e).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         N/A

(f)      Citizenship.

         US
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Though Mr. Nierenberg will be completing his final term as a director of Natus on June 11, we continue to be enthusiastic owners and acquirers of the shares. We believe that Jim Hawkins, Natus' new CEO, brings an intensified emphasis on both profitability and growth to the company and that his efforts will be supported by a stronger board of directors.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

         D3 Family Retirement Fund has 239,050 common shares 1.4%.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         D3 Family Retirement Fund owns and has sole voting power over 239,050 common shares of BABY.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less, by the persons named in response to paragraph (a). Instruction: The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
         (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         N/A

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

         N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         N/A
________________________________________________________________________________

CUSIP No. 639050103                    13D                   Page 10 of 16 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2004                    DAVID NIERENBERG
                                       ----------------
                                       David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of The D3
                                       Family Retirement Fund, L.P.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

CUSIP No. 639050103                       13D                Page 11 of 16 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070.
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      Name -

         The D3 Family Bulldog Fund, L.P. is a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers.

(b)      Residence or business address;

         Located at 19605 N.E. 8th St., Camas, Washington 98607

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         No convictions or administrative proceedings as described in 2 (d) and
         (e).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         N/A

(f)      Citizenship.

         US
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Though Mr. Nierenberg will be completing his final term as a director of Natus on June 11, we continue to be enthusiastic owners and acquirers of the shares. We believe that Jim Hawkins, Natus' new CEO, brings an intensified emphasis on both profitability and growth to the company and that his efforts will be supported by a stronger board of directors.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

         D3 Family Bulldog Fund has 249,900 common shares 1.5%.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         D3 Family Bulldog Fund owns and has sole voting power over 249,900 common shares of BABY.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less, by the persons named in response to paragraph (a). Instruction: The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
         (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         Date                        Shares Bought                 Price
         ----                        -------------                 -----
         5/25/2004                        70,900                   $5.06
         5/26/2004                       104,000                    5.10
         5/27/2004                        75,000                    5.14

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

         N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         N/A
________________________________________________________________________________

CUSIP No. 639050103                    13D                   Page 12 of 16 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2004                    DAVID NIERENBERG
                                       ----------------
                                       David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of The D3
                                       Family Bulldog Fund, L.P.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

CUSIP No. 639050103                       13D                Page 13 of 16 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070.
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      Name -

         The D3 Children's Fund, L.P. is a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers.

(b)      Residence or business address;

         Located at 19605 N.E. 8th St., Camas, Washington 98607

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         No convictions or administrative proceedings as described in 2 (d) and
         (e).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         N/A

(f)      Citizenship.

         US
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Though Mr. Nierenberg will be completing his final term as a director of Natus on June 11, we continue to be enthusiastic owners and acquirers of the shares. We believe that Jim Hawkins, Natus' new CEO, brings an intensified emphasis on both profitability and growth to the company and that his efforts will be supported by a stronger board of directors.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

         D3 Children's Fund has 64,811 common shares 0.4%.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         D3 Children's Fund owns and has sole voting power over 64,811 common shares of BABY.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less, by the persons named in response to paragraph (a). Instruction: The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
         (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         N/A

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

         N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         N/A
________________________________________________________________________________

CUSIP No. 639050103                    13D                   Page 14 of 16 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2004                    DAVID NIERENBERG
                                       ----------------
                                       David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of The D3
                                       Children's Fund, L.P.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

CUSIP No. 639050103                       13D                Page 15 of 16 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock of Natus Medical Incorporated, 1501 Industrial Road, San Carlos, CA 94070.
________________________________________________________________________________
Item 2.  Identity and Background.

(a)      Name -

         The D3 Offshore Fund, L.P. is a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers.

(b)      Residence or business address;

         Located at 19605 N.E. 8th St., Camas, Washington 98607

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         N/A

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         No convictions or administrative proceedings as described in 2 (d) and
         (e).

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         N/A

(f)      Citizenship.

         US
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Source of funds is money invested in the partnership by its partners.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         Though Mr. Nierenberg will be completing his final term as a director of Natus on June 11, we continue to be enthusiastic owners and acquirers of the shares. We believe that Jim Hawkins, Natus' new CEO, brings an intensified emphasis on both profitability and growth to the company and that his efforts will be supported by a stronger board of directors.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

         D3 Offshore Fund has 71,600 common shares 0.4%.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         D3 Offshore Fund owns and has sole voting power over 71,600 common shares of BABY.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss. 240.13d-101), whichever is less, by the persons named in response to paragraph (a). Instruction: The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
         (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

         N/A

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

         N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Instruction: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

         N/A
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         N/A
________________________________________________________________________________

CUSIP No. 639050103                    13D                   Page 16 of 16 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2004                    DAVID NIERENBERG
                                       ----------------
                                       David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of The D3
                                       Offshore Fund, L.P.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]